

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 04, 2017

Via E-mail

Erik M. Helding
Executive Vice President and Chief Financial Officer
CNO Financial Group, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032

      Re: **CNO Financial Group, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 21, 2017
              File No. 001-31792

Dear Mr. Helding:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Angela M. Connell

                            Angela M. Connell
                            Accounting Branch Chief
                            Office of Healthcare and Insurance